SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2004

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ___________________.

Commission File Number: 000-30062


                       CAPITAL BANK 401(k) RETIREMENT PLAN
                            (Full title of the plan)

                            CAPITAL BANK CORPORATION
                              4901 Glenwood Avenue
                             Raleigh, NC 27612-3820
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)


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                                           CONTENTS

                                                                                    Page
                                                                                    ----

Signatures                                                                           1
Reports of Independent Registered Public Accounting Firms                        F-1 - F-2
Financial Statements:
         Statements of Net Assets Available for Benefits
                  December 31, 2004 and 2003                                        F-3
         Statement of Changes in Net Assets Available for Benefits
                  Year Ended December 31, 2004                                      F-4
         Notes to Financial Statements                                           F-5 - F-9
Supplemental Schedules:
         Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)
                  December 31, 2004                                                 F-10


Exhibit 23        Consents of Independent Registered Public Accounting Firms     B-1 - B-2


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Capital Bank 401(k) Retirement Plan


Date:  June 29, 2005                      /s/ B. Grant Yarber
       -------------                      -------------------------------------
                                          B. Grant Yarber
                                          President and Chief Executive Officer
                                            Capital Bank Corporation

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Capital Bank 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grant Thornton LLP

Raleigh, North Carolina
June 23, 2005

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             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of Capital Bank 401(k) Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Capital Bank 401(k) Retirement Plan (the "Plan") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
September 13, 2004

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Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

                                                        2004           2003
                                                     ----------     ----------

Assets
Participant-directed investments, at fair value      $6,182,434     $5,826,903
                                                     ----------     ----------
Contributions receivable
    Employer                                             17,356         30,182
    Employee                                             24,472         34,338
                                                     ----------     ----------
                                                         41,828         64,520
                                                     ----------     ----------
               Net assets available for benefits     $6,224,262     $5,891,423
                                                     ==========     ==========



   The accompanying notes are an integral part of these financial statements.

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Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2004


Additions to net assets attributed to
    Investment income
      Interest and dividends                                 $   80,207
      Net appreciation in fair value of investments             530,348
                                                             ----------
                                                                610,555
                                                             ----------
    Contributions
      Employer                                                  371,657
      Employee                                                  506,483
      Rollover                                                  164,612
                                                             ----------
                                                              1,042,752
                                                             ----------
               Total additions                                1,653,307
                                                             ----------
Deductions from net assets attributed to
    Benefits paid to participants                             1,278,415
    Administrative expenses                                      42,053
                                                             ----------
                                                              1,320,468
                                                             ----------
               Net increase                                     332,839
Net assets available for benefits
      Beginning of year                                       5,891,423
                                                             ----------
      End of year                                            $6,224,262
                                                             ==========

   The accompanying notes are an integral part of these financial statements.

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Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   Description of Plan

     The following description of the Capital Bank 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan, which covers substantially all full-time employees of Capital Bank Corporation (the "Company"). The Plan was established effective September 1, 1997 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration

     EMJAY Corporation ("EMJAY"), a division of Great-West Life and Annuity Insurance Company, is the appointed trustee and record keeper for the plan.

     Eligibility of Participation

     All full-time employees over the age of 18 and employed by the Company for at least 3 months are eligible to participant in the Plan.

     Contributions

     Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code limitations. The Company may make a discretionary match on participant contributions. During the year ended December 31, 2004, the Company matched 100% of individual participant contributions up to 6 percent of the employee's eligible salary.

     Participants may make changes in their contribution percentage monthly.

     Investments

     Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including Company stock (limited to 25 percent of total allocation) and nine funds managed by EMJAY Retirement Services. Contributions are allocated to investment options in whole percentages with a minimum of 1 percent per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

     Vesting

     Employee contributions are always 100 percent vested. Employer matching contributions are subject to the following vesting schedule

     Years          1        2        3        4        5
     Vested %       0%      20%      40%      60%     100%

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

     Participant Accounts

     Each participant's separate account is credited with the participant's contribution, the Company's matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Participant Loans

     Participants may borrow from their account balances subject to Internal Revenue Service regulation. Participants must have a qualified financial hardship and may not borrow less than $1,000. Interest charged on participant loans by the Plan administrator ranged from 5.00 percent to
     9.50 percent during 2004 and 2003. Principal and interest is paid through payroll deductions.

     Payment of Benefits

     On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested account.

     Forfeitures

     At December 31, 2004 and 2003, forfeited nonvested amounts totaled $119,036 and $37,512, respectively. Forfeitures are used to reduce Company contributions. No forfeitures were used during the year ended December 31, 2004.

     Party-in-Interest

     The Plan invests in Company stock and certain mutual funds managed by EMJAY Retirement Plan Services. The income of the Plan is derived from these investments; therefore, these transactions qualify as party-in-interest transactions, which are allowable under ERISA.

     During the year ended December 31, 2004, the plan purchased and sold 9,266 shares and 15,853 shares, respectively, of Capital Bank Corporation common stock.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The Plan's financial statements are prepared using the accrual basis of accounting.

     Administrative Expenses

     The Plan and the Company pay administrative expenses of the Plan. During the year ended December 31, 2004, all administrative expenses totaling $42,053 were paid by the Plan.

     Investment Valuation and Income Recognition

     The Plan's investments consist of the Company's common stock and mutual funds held with EMJAY Retirement Services. All investments are recorded at fair value except the Wells Fargo Stable Return Fund as described below. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the quoted market net asset value of shares held by the Plan at year end.

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

     Participant loans are valued at their outstanding balances, which approximates fair value.

     Certain assets are maintained in the Wells Fargo Stable Return Fund, a guaranteed investment account which is valued at contract value by the Trustee. The contract value represents contributions plus accumulated interest at the contract rate less benefits paid to participants, contract administration fees and other direct expenses. For the year ended December 31, 2004, the fund's average yield, net of expenses, was approximately 3.80% and the daily crediting interest rate as of that date, without expenses, was approximately .012%. In accordance with Statement of Position
     (SOP) 94-4 issued by the American Institute of Certified Public Accountants, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, the underlying contracts held in the Wells Fargo Stable Return Fund are fully benefit responsive. Thus, the Plan's investment in the guaranteed investment contracts is recorded at contract value as defined above.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

     Payment of Benefits

     Benefits are recorded when paid.

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Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

3.   Investments

     The following presents investments that represent five percent or more of the Plan's net assets in one or both years presented:

                                               2004                 2003
                                        -------------------  -------------------
                                         Shares    Value      Shares     Value
                                        -------- ----------  --------  ---------

     Capital Bank Corporation Stock      58,961  $1,034,898   65,548  $  965,170
     Wells Fargo Stable Return Fund      32,571   1,196,786   35,066   1,253,535
     American Century Ultra Fund         26,164     771,846   29,841     795,268
     Washington Mutual Investors Fund    22,786     701,361   20,355     585,803
     EuroPacific Growth Fund             12,290     437,878   10,965     331,249
     Fidelity Capital Appreciation Fund  12,735     331,501       --          --
     Invesco Dynamics Fund                   --          --   21,331     314,412
     Franklin Small Cap Growth II Fund   37,252     441,063   40,963     436,663
     PIMCO Total Return Fund             39,236     418,651   36,520     391,125
     Vanguard Index 500 Fund              5,541     618,563    5,889     604,645

     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $530,348 as follows:

                                        2004
                                      --------
     Common/collective trust          $ 47,868
     Mutual funds                      310,246
     Common stock                      172,234
                                      --------
                                      $530,348
                                      ========

4.   Tax Status

     The Company adopted a Prototype Non-Standardized Profit Sharing arrangement which received a favorable opinion letter from the Internal Revenue Service ("IRS") on February 28, 2004 which stated that the form of the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has since been amended. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distribution of assets would continue in accordance with existing Plan provisions and would be distributed to participants with a deduction for expenses.

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004 and 2003

6.   Plan Amendment

     Effective January 1, 2003, the Plan was amended and restated to incorporate provisions required by the Economic Growth and Tax Relief Reconciliation Act of 2001.

     Effective May 1, 2004, the Plan was amended and restated to drop the minimum age requirement from age 21 to age 18. The plan was also amended and restated on May 17, 2004 to drop the minimum investment in any one investment option from 5 percent to 1 percent.

     Effective October 21, 2004, the Plan was amended and restated to allow 100% vesting of all unvested matching contributions into the Plan upon a change in controlling ownership of the Company.

7.   Nonexempt Transactions

     Title I of ERISA requires that all employee contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a non-exempt transaction with a party-in-interest. There were no such non-exempt transactions during 2004.

8.   SEC Filing

     The Plan has commenced filing Form 11-K with the Securities and Exchange Commission for each of the two years ended December 31, 2002 and 2003. A Form 11-K is required for any period in which the Plan participants can elect to invest their individual contributions in the securities of the Plan sponsor, which became an available election in July 2000. In the event that additional filings are required, the Plan sponsor would be responsible for paying any associated costs not permitted to be paid by the Plan under Department of Labor Rules and Regulations.

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Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2004
----------------------------------------------------------------------------------------------------------------------

                                                   Description of Investment
                                                   Including Maturity Date,
        Identity of Issuer, Borrower,            Rate of Interest, Collateral,      Number of               Current
           Lessor or Similar Party                   Par or Maturity Value        Shares/Units    Cost       Value
-----------------------------------------------  -----------------------------   --------------  -------  ------------
Capital Bank Corporation Stock*                  Common Stock                           58,961     **     $ 1,034,898
Wells Fargo Stable Return Fund*                  Common /Collective Trust               32,571     **       1,196,786
American Century Ultra Fund                      Mutual fund                            26,164     **         771,846
Washington Mutual Investors Fund                 Mutual fund                            22,786     **         701,361
EuroPacific Growth Fund                          Mutual fund                            12,290     **         437,878
Fidelity Capital Appreciation Fund               Mutual fund                            12,735     **         331,501
Franklin Small Cap Growth II Fund                Mutual fund                            37,252     **         441,063
Neuberger & Berman Genesis                       Mutual fund                             5,368     **         229,046
PIMCO Total Return Fund                          Mutual fund                            39,236     **         418,651
Vanguard Index 500 Fund                          Mutual fund                             5,541     **         618,563

Participant Loans                                5.00% due December, 2008                                         841
                                                                                                          ------------
                                                                                                          $ 6,182,434
                                                                                                          ============


* Party-in-interest

** Cost information has been omitted because all investments are participant-directed.

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                                      F-10